[BLAIR CORPORATION LETTERHEAD]

August 15, 2005	Daniel R. Blair (814) 723-3600 drblair@blair.com

Mr. Jeffrey B. Werbitt

Attorney-Advisor

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Blair Corporation

Schedule TO-I/A

Filed on August 8, 2005

File No. 005-18609

Dear Mr. Werbitt:

Set forth below are the responses of Blair Corporation (the “Company”) to the comments contained in your letter dated August 12, 2005 (the “Letter”) regarding the Company’s Schedule TO-I filed on July 20, 2005 and the Schedule TO-I/A filed on August 8, 2005 (together the “Amended TO”). For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Schedule TO-I/A

General

1.	We refer you to prior comment 1. We note your response that you believe that the accounting treatment of the transaction is not material. Please advise of the basis for your belief or disclose the accounting treatment as discussed in your response. See Item 1004(a)(1)(xi) of Regulation M-A.

Response:

The Company has disclosed the accounting treatment as described in our letter to the Securities and Exchange Commission dated August 8, 2005. Please see the Amended TO at section 1 on page 2.

Mr. Jeffrey B. Werbitt

August 15, 2005

7.	Conditions of the Tender Offer

2.	We refer you to prior comment 8. Please revise to eliminate the excessive subjective element in the third bullet point. For example, clarify that the company will make its determination whether an offer condition is triggered based on its “reasonable discretion” or “reasonable judgment.” Number (5) under the third bullet point in this section refers to circumstances that “could materially affect, the extension of credit by banks or lending institutions in the United States.” This offer condition also contains a subjective element that should be revised. Please limit the subjectivity that may trigger this condition.

Response:

The Company calls the Staff’s attention to the following amendments to the offer conditions appearing at section 6 on page 3 of the Schedule TO-I/A filed on August 8, 2005:

In Item 7. Conditions of the Tender Offer. on page 24 of the Offer to Purchase, the following phrase shall be inserted at the beginning of the second bullet point, “in the Company’s reasonable judgment,”.

In Item 7. Conditions of the Tender Offer. on page 24 of the Offer to Purchase, the phrase “could materially affect,” in number (5) under the second bullet point is hereby amended to read as follows, “materially affects,”.

To clarify any confusion that may exist, the Company is referring to the second bullet point on page 24 of the Offer to Purchase, which is the third bullet point in section 7. Conditions of the Tender Offer.

13.	Material United States Federal Income Tax Consequences

3.	We refer you to your response to prior comment 12. More specifically, we note that you disclose that “security holders may not rely on the description of material tax consequences included in the Offer to Purchase.” Please revise your disclosure to remove the language that security holders may not rely on the description of material tax consequences, as security holders are entitled to rely upon the disclosure regarding the material tax consequences or this offer.

Response:

The Company has amended the disclosure, deleting the language that indicates security holders may not rely on the description of material tax consequences. In addition, the Company deleted the statement that the discussion is “for general information” only. Please see the Amended TO at section 2 on page 2.

Mr. Jeffrey B. Werbitt

August 15, 2005

The Company acknowledges that:

•	the Company is responsible for the adequacy an accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact Phil Feigen at (202) 457-6142 or the undersigned.

Respectfully submitted,

/s/ DANIEL R. BLAIR
Daniel R. Blair

Attachments

cc:	Craig N. Johnson, Chairman of the Board of Directors, Blair Corporation

John Zawacki, President and Chief Executive Officer, Blair Corporation

John H. Vogel, Esq.

Philip G. Feigen, Esq.